PUBLIC

09042130

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 26 2009
Washington, DC
121

SEC FILE NUMBER
8-66239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) Michigan (State) 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel J. Trotta (248) 603-5374
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 9/11

PUBLIC

OATH OR AFFIRMATION

I, Matthew G. Jamison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P&M Corporate Finance, LLC, as of June 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

SUSAN E. HAMILTON
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jun. 18, 2011
Acting in the County of Oakland

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P & M CORPORATE FINANCE, LLC

JUNE 30, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

MEMBERS AND BOARD OF DIRECTORS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of P & M Corporate Finance, LLC as of June 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of P & M Corporate Finance, LLC as of June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

August 18, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,264,311
RESTRICTED CASH	9,784
ACCOUNTS RECEIVABLE - NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $23,762	206,074
UNBILLED WORK IN PROCESS	321,571
DUE FROM RELATED PARTY	5,733
DUE FROM MEMBER	50,000
INTANGIBLE ASSET - NET OF AMORTIZATION OF $41,600	272,176
TOTAL ASSETS	$ 2,129,649

LIABILITIES

ACCOUNTS PAYABLE, ACCRUED PAYROLL, AND EXPENSES	$ 914,298
DUE TO RELATED PARTY	2,915
TOTAL LIABILITIES	917,213

MEMBERS' EQUITY

MEMBERS' EQUITY	1,212,436
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 2,129,649

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in forty-seven states and one territory, including Michigan, Ohio, and Illinois, and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is engaged in various brokerage activities, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services, and strategic advisory services. Specifically, it includes any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $9,784 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay registration fees to other states.

Concentration of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk (Continued)

Three customers combined comprised approximately 90% of the accounts receivable balance at June 30, 2009.

One customer comprised approximately 93% of the unbilled work in process balance at June 30, 2009.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility. The Company fully reserves receivables 60 days and older.

Unbilled Work in Process

Unbilled work in process is stated at estimated realizable value.

Intangible Assets

Acquired intangible assets subject to amortization are stated at cost and are amortized using the straight-line method over the estimated useful lives of the assets. Intangible assets that are subject to amortization are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable. Assets not subject to amortization are tested for impairment at least annually.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. Management is currently evaluating the impact the adoption of SFAS 157 will have on the financial statements. FASB issued FSP 157-2 in 2008 which provided for the delay of the effective date of FAS 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the taxable income or loss of the Company is taxed directly to the members. Accordingly, the Company records no provisions for federal income taxes.

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48) "*Accounting for Uncertainty in Income Taxes*" that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained under examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2010. The Company presently recognizes tax assets and liabilities when the related tax position is taken on the tax return. At adoption of FIN 48, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FIN 48 will have on the financial statements.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

The Company is subject to tax in the state of Michigan. Beginning in 2008, the State of Michigan replaced its single business tax with the Michigan business tax (MBT), which is classified as an income tax for financial statement purposes. Under the new requirements, the Company will be filing a consolidated unitary return with P&M Holding Group, LLP, the majority member of the Company. PMCF determines its share of the income tax expense based on its gross receipts. Accordingly, a current tax liability or asset is recognized for the Company's estimated portion of taxes payable or refundable on the MBT tax return. Deferred tax liabilities or assets are recognized for the estimated future tax effects of temporary differences between financial reporting and tax accounting and operating loss and tax credit carryforwards, if any. The Company has recognized a deferred tax liability recorded in accounts payable, accrued payroll, and expenses of $4,600 for the year ended June 30, 2009 as a result of the new MBT.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through August 18, 2009, the date the financial statements were available to be issued.

3. RELATED PARTY

The Company entered into a management services agreement (the Agreement) with Plante & Moran, PLLC (P&M, PLLC), a wholly-owned subsidiary of P&M Holding Group, LLP, the majority member of the Company, whereby P&M, PLLC provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses were paid by P&M, PLLC on the Company's behalf. The Agreement automatically renews in one year increments, unless notice of termination is given by either party.

NOTES TO THE FINANCIAL STATEMENT

3. RELATED PARTY (Continued)

At June 30, 2009, due to related party consisted of amounts due to P&M, PLLC related to services under the Agreement. The amount due from related party relates to services the Company's staff provided to P&M Holding Group, LLP and affiliates.

Due from member consists of a promissory note due from a member of the Company in the amount of $50,000. Interest income is imputed each December at prescribed U.S. Treasury Rates. The note and interest is payable immediately upon termination of the member's employment with the Company. Both the note and interest will be forgiven if the member continues employment without interruption through June 30, 2010.

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and (a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2009, the Company had net capital of $346,781, which was $285,634 in excess of its required net capital of $61,147.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2009, the ratio was 2.64 to 1.

NOTES TO THE FINANCIAL STATEMENT

5. ACQUIRED INTANGIBLE ASSETS

In November, 2008, the Company purchased the assets and licensing rights to host and facilitate a Life Sciences summit for practitioners, investors, and analysts. The assets purchased consisted of the trade name of the summit and the customer list of participants, attendees, and sponsors. The total purchase price of approximately $314,000 has been allocated to the customer list and is being amortized on a straight-line basis over five years.

Intangible assets at June 30, 2009 are summarized as follows:

	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Asset	$ 313,776	$ 41,600

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an "other broker-dealer", and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. RETIREMENT PLANS

The Company participates in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined.

8. SELF-INSURANCE

The Company participates with P&M Holding Group, LLP, the majority member of the Company, in a self insurance medical plan covering all of its eligible employees. Excess loss insurance has been purchased to provide stop loss coverage 1) on any individual claim that exceeds $200,000 in a calendar year up to $1,000,000 and 2) based on aggregate claims that exceed 125% of expected claim costs up to $1,000,000. The expected claim cost is determined based on a predetermined claim cost per participant per month. The Company has recorded an accrual of approximately $40,000 at June 30, 2009 for known claims and estimated claims incurred but not reported.

focused.
experienced.
responsive.

P & M CORPORATE FINANCE, LLC

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2009

Cohen
Fund Audit Services